Serving Information

VIA EDGAR

February 20, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Re:	3PAR Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed June 12, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed on November 12, 2008
File No. 001-33823

Dear Ms. Collins/Ms. Feider:

Thank you for your comment letter of January 15, 2009 on our above-referenced filings (“Comment Letter”). We submit to you the following information in response to the Comment Letter. For your convenience, we have restated each comment below italicized and set forth our response immediately after each comment.

Form 10-K for the fiscal year ended March 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 47

1.	We note from the risk factor on page 19 that pricing pressures in your industry are intense. Please tell us if pricing pressures have had a material impact on your results of operations in any of your three most recent fiscal years and in the quarterly periods ended June 30, 2008 and September 30, 2008. See Item 303(a)(3)(iv) of Regulation S-K. Also, please confirm that you will include a discussion of this factor in this section of future filings, if applicable.

In response to the Staff’s comment, we advise the Staff that while we face significant competition in our industry from a number of established companies, which may choose to offer substantial pricing discounts and pursue other aggressive competitive tactics, we have not encountered any material trends in the pricing of our utility storage solutions that have had any material impacts on our results of operations in our three most recent fiscal years or quarterly periods ended June 30, September 30, 2008 and December 31, 2008. Due to the technical merits and capabilities of our utility storage solutions and the cost-saving proposition we offer to our customers, we have been able to maintain our gross-margins at relatively constant levels.

We supplementally advise the Staff that we have included a discussion on impacts that the current global economic downturn has had on our business, financial condition and results of operations in our Quarterly Report on Form 10-Q for the three months ended December 31, 2008 under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” To the extent required, we will continue to include this discussion in our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Additionally, if

3PAR Inc. 4209 Technology Drive Fremont, CA 94538	510.413.5999 510.354.3071	Main Fax
www.3PAR.com

in the future we were to encounter other known trends or uncertainties, including, without limitation, pricing pressures, that have had or that we reasonably expect will have a material favorable or unfavorable impact on our revenues or results of operations, we will include a discussion of such factors in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of any of our future Quarterly Reports on Form 10-Q or our Annual Reports on Form 10-K.

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition, page 68

2.	Based upon the Company’s response letter dated October 26, 2007 to prior comment 16, we noted that the stated renewal rate for postcontract customer support (“PCS”) for a two-node system and eight-node system was $5,800 and $17,600, respectively. Please tell us if the stated renewal rates have changed since your response date for any of your products. Additionally, please tell us the percentage of customers that have renewed at these rates for fiscal 2008 and the subsequent interim period for fiscal 2009. In your response, please provide us with the average system price for each level of controller nodes included in the product.

In response to the Staff’s comment, we advise the Staff that our stated renewal rates for PCS have not changed for each geographic area across our product line since we began offering PCS to our customers in April 2007. During fiscal year 2008 and in the subsequent nine-month period ended December 31, 2008, approximately 96% and 98% of our customers, respectively, purchased or renewed their PCS contracts that became due during such periods at our stated renewal rates.

In response to the Staff’s comment on the average system price for each level of controller nodes, we are providing on a supplemental basis the following information regarding our product pricing structure as it relates to PCS renewal rates. Our utility storage products include a backplane, storage controller nodes (which is essentially the CPU), disk drives and the embedded InForm Suite software. Customers may also license additional optional software applications and purchase related PCS. The number of controller nodes required varies directly with the storage capacity of the product and are offered in multiples of two up to eight controller nodes. For example, a system with two nodes can have between 16 and 320 disk drives with a maximum storage capacity of 150 Terabytes, whereas an eight-node system can support between 16 and 1,280 drives with a maximum storage capacity of 600 Terabytes. The price of the storage system depends on the individual configuration and capacity and varies significantly from system to system. Furthermore, our storage servers are modular in design and can be upgraded any time by adding disk drives as the customers’ storage needs change over time. Based on the fact that our Inform Suite PCS renewal rates are based on the number of controller nodes and are not correlated with either the contractually stated software license fee or the overall price of the system, we do not believe that it is meaningful to compare the PCS renewal rates to average system price for each level of controller nodes. Additionally, the effort to provide PCS for our Inform Suite for a particular number of controller nodes does not increase as customers add storage capacity.

3.	We note from the Company’s disclosure on page 69 that the Company recognizes product revenue upon installation for transactions sold directly to end users. Please confirm that the Company has not yet been able to establish vendor specific objective evidence (“VSOE”) of installation services.

In response to the Staff’s comment, we confirm that we have not been able to establish VSOE of fair value for installation service as installation is included in the bundled product offering on all transactions sold directly to end users and we do not offer installation services on a stand alone basis.

4.	We note that in cases where the arrangement includes acceptance criteria, the Company recognizes revenue upon the earlier of receipt of customer acceptance or the lapse of the acceptance period. In your response to comment 51 in your letter dated September 26, 2007 you indicated that the Company generally does not have any prior experience with a specific customer in situations where the transaction requires customer acceptance. Please tell us whether this is currently still the case. In this regard, we note from your disclosures on page 39 that approximately 79% and 66% of your revenues for fiscal 2008 and 2007, respectively, are from repeat customers.

3PAR Inc. 4209 Technology Drive Fremont, CA 94538	510.413.5999 510.354.3071	Main Fax
www.3PAR.com

In response to the Staff’s comment, we advise the Staff that we continue to have arrangements which include acceptance criteria with a limited number of customers with whom we have no prior experience. In addition, in some instances we have had arrangements, which include acceptance criteria with repeat customers. Deferred revenue with respect to repeat customers with acceptance criteria totaled $0, $0, $161,000, $92,000, $15,000 and $0 as of March 31, 2006, 2007 and 2008 and as of June 30, 2008, September 30, 2008 and December 31, 2008, respectively. As of March 31, 2006, deferred revenue which included acceptance criteria with respect to new customers amounted to $411,000. There was no other deferred revenue associated with acceptance criteria as of any of these periods.

5.	In addition, we note the amount of deferred product revenue disclosed on page 75 for each period presented appears to exceed ten percent of total revenues. Please confirm the amount of deferred revenue related to arrangements with bundled installation services (i.e. as opposed to deferred revenue for arrangements containing acceptance provisions) for all periods presented, including subsequent quarterly reporting periods. If these amounts exceed ten percent, please update us with your assessment of whether or not the Company considered presenting bundled revenue arrangements with installation services as a separate line item on the consolidated statements of operations and the Company’s basis for such assessment.

In response to the Staff’s comment, we advise the Staff that with the exception of the deferred revenue associated with acceptance criteria as detailed above, the deferred product revenue disclosed on page 75 for all periods presented in our fiscal 2008 Annual Report on Form 10-K and in the subsequent Quarterly Reports on Form 10-Q relates to product shipments with bundled installation. We have considered guidance under Rule 5-03 of Regulation S-X and have concluded that a separate line item on the consolidated statements of operations for arrangements with bundled installation services is not required for the following reasons: (1) all of our direct product sales to end-users and the majority of our indirect product sales include bundled installation services and (2) arrangements without bundled installation services do not exceed 10% of product revenue in any of the periods presented in our fiscal 2008 Annual Report on Form 10-K and in any of the subsequent Quarterly Reports on Form 10-Q. Additionally, we believe that our current presentation provides the most meaningful information to investors and other users of our financial statements.

Director Compensation, page 7

6.	We note the disclosure on page 7 of your proxy detailing the annual fees that each non-employee member of your board of directors is entitled to receive. It appears from the table on page 8, however, that your non-employee directors earned significantly less in fees than they were entitled to receive for fiscal 2008. Please explain this discrepancy.

In response to the Staff’s comment, we advise the Staff that prior to our initial public offering (“IPO”) in November 2007, the non-employee members of our board of directors were not entitled to receive any cash compensation from us. The cash compensation appearing in the table on page 7 of our proxy reflects the fees earned by the non-employee directors subsequent to November 2007 through the end of our fiscal year of March 31, 2008.

Equity Based Incentives, page27

7.	Please tell us why the exercise price for the options granted to Mr. Singhal in 2008 differs from the exercise price for the options granted to your other named executive officers.

In response to the Staff’s comment, we advise the Staff that Mr. Singhal received his option grant on April 26, 2007 when the fair market value of our common stock was deemed to be $9.02. The other named executive officers received their option grants on July 26, 2007 when the fair market value of our common stock was deemed to be $11.20. Prior to our IPO in November 2007, our practice was to grant additional annual option grants to

3PAR Inc. 4209 Technology Drive Fremont, CA 94538	510.413.5999 510.354.3071	Main Fax
www.3PAR.com

employees, including executive officers, when the individual became substantially vested and the board of directors or compensation committee believed additional unvested equity incentives were appropriate as a retention incentive. These additional annual option grants were typically made at the beginning of the quarter in which the individual’s employment anniversary fell. Upon Mr. Singhal’s employment anniversary in April, the compensation committee and board of directors reviewed his equity position and deemed an additional option grant appropriate.

In July 2007, in anticipation of our IPO and the increasing responsibilities of our executives as we became a public company, our compensation committee and board of directors reviewed the aggregate equity position of each of our executive officers as well as the portion of the aggregate equity incentives that were vested versus unvested. In particular, they compared outstanding equity positions for each executive officer’s respective position with ranges for executive officers at comparable companies to ensure that each executive officer’s equity position fell within the range. As a result of these reviews, and on the recommendation of the compensation committee, our board of directors approved the additional stock option grants to the other named executive officers. Please note that because Mr. Singhal had received an additional option grant in April 2007, which remained largely unvested at the time of the compensation committee’s review in July 2007, he did not receive an additional option grant as a result of these reviews.

Employment Agreements and Offer Letters

Ashok Singhal, page 38

8.	We are unable to locate the offer letter for Mr. Singhal. Please advise.

In response to the Staff’s comment, we advise the Staff that we have included Mr. Singhal’s offer letter as exhibit number 10.29 in our Quarterly Report on Form 10-Q for the period ended December 31, 2008 and, to the extent required, we will include Mr. Singhal’s offer letter in the exhibit index in future Annual Reports on Form 10-K.

Form 10-Q for the Quarter Ended September 30, 2008

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition, page 7

9.	We note on page 8 that the Company recognized revenue for the March 2007 sales based on the residual method, as the Company was able to establish VSOE during Q1 ’09 based upon actual renewal rates for separate sales of PCS to other customers. Based upon this disclosure, it appears that the Company subsequently established VSOE based upon application of paragraphs 10 and 12 of SOP 97-2. Please explain the methodology used to determine VSOE and describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). Please tell us the volume and range of standalone sales used to establish VSOE of PCS for these arrangements. Further, if VSOE varies from customer to customer, tell us how you can reasonably estimate VSOE since you appear to have used other customers’ renewal rates. Also, tell us if the Company excluded any stand alone sales from the analysis and the rationale for such exclusions, if any. In addition, please tell us how the Company determined that Q1 ’09 was the appropriate time to recognize revenue for these transactions.

In response to the Staff’s comment, we advise the Staff that from the launch of our software support model in March 2007 through the end of Q1 ’09, we sold or renewed PCS for 219 storage systems. The separate sales and renewals of PCS included systems that had been purchased under both our prior software warranty model as well as our software support model. In concluding that we had established VSOE of fair value for PCS with respect to the March 2007 bundled transactions, we considered the guidance in paragraph 10 of SOP 97-2. We analyzed all stand alone sales of PCS for all geographic regions, software modules and customers, including customers who purchased our storage solutions after the introduction of our PCS offering in March 2007 and whose bundled first-year PCS

3PAR Inc. 4209 Technology Drive Fremont, CA 94538	510.413.5999 510.354.3071	Main Fax
www.3PAR.com

term became renewable during the quarter ended June 30, 2008. We noted that approximately 96% of our customers purchased or renewed their PCS contracts at the same price for each software module for systems with the same number of nodes within each geographic region. These prices were also the same as the stated renewal rates for our PCS following the launch of our software support model.

In determining the point at which we established VSOE of fair value of PCS we considered both the number of systems and the mix of various software modules for which we had separate sales or renewals of PCS to ensure that we had a sufficient number of data points to support the various configurations of our systems and the related software. We also considered the fact that the first renewals of systems sold with stated renewal rates following our change to a software support model in March 2007 only became due for renewal during the first quarter of fiscal 2009. By the end of Q4 ’08, we had separate sales of PCS for 159 storage systems. However, we did not have a sufficient number of separate sales or renewals of PCS for the majority of our software modules and had not yet renewed any PCS for systems sold under our software support model, for which we began renewing PCS in Q1 ’09. Based on these factors, we concluded that Q1 ’09 was the period in which we established VSOE of fair value of our PCS offering and the appropriate time to recognize the product revenue related to the March 2007 transactions that we had previously been recognizing on a ratable basis.

Additionally, per the Comment Letter, we acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or you wish to discuss the responses we have provided above, please call the undersigned at your convenience at (510) 413-5999.

Sincerely,

/s/ ADRIEL G. LARES
Adriel G. Lares
VP of Finance, Chief Financial Officer

3PAR Inc. 4209 Technology Drive Fremont, CA 94538	510.413.5999 510.354.3071	Main Fax
www.3PAR.com